CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-234564 on Form F-10 and to the use of our report dated November 29, 2020 relating to the consolidated financial statements of Organigram Holdings Inc. appearing in this Annual Report on Form 40-F for the year ended August 31, 2020.

/s/ Deloitte LLP

Chartered Professional Accountants
Moncton, Canada
November 29, 2020